Exhibit 99.1

SCOTTSDALE, Ariz., May 14 /PRNewswire-FirstCall/ — Quepasa Corporation (the “Company”) (Nasdaq: QPSA—News), one of the largest, bicultural, Hispanic online communities, today issued a business update for the first quarter ended March 31, 2007.

Total page views for the first quarter of 2007 were 109 million, compared to 22 million in the year ago quarter, a 395% increase. Total new members for the first quarter of 2007 were 541 thousand compared to 29 thousand in the year ago quarter, a nearly 20-fold increase. Daily unique users for the first quarter 2007 totaled 5.1 million, compared to 1.6 million in the year ago quarter, a 219% increase. Total members for the first quarter 2007 were 1.2 million, compared to 199 thousand in the prior year quarter. Of the total member growth year over year, about 300 thousand new members were due to the acquisition of Corazones.com in February 2007. Net loss for the quarter was $(3.16) million or $(0.26) per basic and diluted share, compared to a net loss of $(6.83) million or $(0.87) per basic and diluted share in the year ago quarter.

Robert B. Stearns, Chairman and Chief Executive Officer of Quepasa Corporation noted, “During 2006 and the first quarter of 2007, we focused on overhauling our site’s technology, design, and content. We remain on track for a major re-launch of Quepasa.com in June, 2007. In addition to upgraded performance and content, we are in the process of developing a major video initiative.

We view this next generation of Quepasa.com as a quantum leap from the prior site’s capabilities and potential. Historically, we needed to purchase traffic in order to introduce new users to Quepasa.com. The content and technological robustness in the re-launch should enable the site to stimulate viral growth for the first time. We intend to ramp up traffic to levels that will attract an increased number of major advertisers and other revenue sources. We are acutely focused on achieving positive cash flow. We made progress in Q1 and will build on this momentum going forward.

We entered the second quarter in an improved position. As we continue to enhance the user experience on Quepasa.com, we are better able to monetize our traffic. Our growth strategy has been successful in driving site traffic, increasing our overall registered membership, and bolstering page views. Among the many initiatives we are currently developing, we recently developed our new jobs channel, Todos Trabajando. With the strong support of our strategic partner, Mexicans and Americans Thinking Together, we intend to be in the mainstream of the Mexican Government’s effort to expand the job market in Mexico.

Quepasa Corporation’s active member base offers a compelling media outlet for advertisers, and sources of product advertising services to the growing Hispanic market. We are cognizant that revenue can come from internal sources as well as via acquisitions aligned with Quepasa’s Hispanic demographic focus. We intend to continue to bolster our existing business and explore acquisitions as we strive to become a destination of choice for our large, growing, and increasingly affluent target market.

Conference Call / Webcast Details

A conference call has been scheduled for 11:00 am. on Monday, May 14, 2007, EDT. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The dial-in number for the live audio call beginning at 11:00 a.m. EDT on Monday, May 14, 2007 is +1-201-689-8562 (international) or +1-877-407-0789 (domestic). A live webcast of the conference call will be available on Quepasa’s website in the Presentation section at www.quepasacorp.com.

A replay of the call will be available 2 hours following the call through midnight EDT on Monday, May 21, 2007 by telephone at +1-201-612-7415 and via the web on Quepasa’s website in the Presentation section at www.quepasacorp.com. The account number to access the phone replay is 3055 and the conference ID number is 242297.

About Quepasa Corporation

Quepasa Corporation owns Quepasa.com, the largest bicultural, Hispanic internet community in the world. Quepasa is committed to providing entertaining, enriching, and empowering products and services to its community members. Quepasa provides services to millions of Hispanic and Latino users throughout the U.S. and certain areas of Latin America. Headquartered in Scottsdale, Arizona, Quepasa maintains sales offices in New York, NY, Miami, FL, and Mexico City and technical operations in Hermosillo, Mexico. For more information, visit http://www.quepasacorp.com/

Quepasa.com, Quepasa, and the Quepasa.com logo are registered trademarks of Quepasa Corporation and/or its affiliates in the United States and certain other countries.

Contacts:

The Ruth Group

David Pasquale, 646-536-7006

dpasquale@theruthgroup.com

Gerrard Lobo, 646-536-7023

globo@theruthgroup.com

Safe Harbor/Forward Looking Statements of Quepasa Corporation

Statements in this press release that refer to plans and expectations for the future are forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause future results to differ materially from historical results, or from results or outcomes currently expected or sought by the Company. In addition to the Risk Factors described in Item 1 of the Company’s Form 10-KSB Report for the fiscal year ended December 31, 2006, these factors include, but are not limited to, the possibility of liability for information displayed or accessed via the Company’s website and for other commerce-related activities; competition in the operation of websites and in the provision of information retrieval services; changing laws, rules, and regulations; potential liability for breaches of security on the Internet; dependence on third party databases and computer systems; competition from traditional media companies; and new technologies that could block the Company’s ability to advertise.